Exhibit 12.1

STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

Maguire Properties, Inc.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	The Company			The Maguire Properties Predecessor

	Historical Consolidated	Historical Consolidated	Historical Consolidated	Historical Combined	Historical Combined Year
	Period April 1 -	Period January 1 -	Period June 27 -	Period January 1 -	Ended Period December 31,
	June 30, 2004	March 31, 2004	December 31, 2003	June 26, 2003	2002	2001	2000	1999
RATIO OF EARNINGS TO FIXED CHARGES
Fixed Charges:
Interest Expense	15,312	14,110	26,206	24,853	38,975	45,772	34,511	31,564
Interest within Rental Expense	222	222	266	91	181	181	181	181
Preferred Dividends

Fixed Charges	15,534	14,332	26,472	24,944	39,156	45,953	34,692	31,745
Preferred Dividends	4,766	3,601

Fixed Charges and Preferred Dividends	20,300	17,933	26,472	24,944	39,156	45,953	34,692	31,745
Income (Loss) Before Minority Interests	10,200	11,058	(40,747)	(20,874)	(15,161)	(19,928)	133,209	(21,887)
Add Back Fixed Charges	15,534	14,332	26,472	24,944	39,156	45,953	34,692	31,745
Add Distributed Income from Equity Investees	—	—	144	1,458	1,907	2,648	15,763	17,296
Add (Income) Losses from Equity Investees for which charges arising from guarantees are included in fixed charges	—	—	25	(1,648)	162	2,679	(3,065)	(2,302)

	25,734	25,390	(14,106)	3,880	26,064	31,352	180,599	24,852
Ratio of Earnings to Fixed Charges	1.66	1.77	(0.53)	0.16	0.67	0.68	5.21	0.78
Ratio of Earnings to Fixed Charges and Preferred Dividends	1.27	1.42	—	—	—	—	—	—
Deficiency			40,578	21,064	13,092	14,601		6,893